

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Via E-mail
Eva G. Tang
Chief Financial Officer
American States Water Company
630 E. Foothill Blvd
San Dimas, CA 91773

   Re: American States Water Company
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed March 12, 2012
      Response dated January 17, 2013
      File No. 1-14431

Dear Ms. Tang:

   We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Note 1 —Summary of Significant Accounting Policies, page 83

Property and depreciation, page 84

1. We read your response to comment 1. Tell us why you recorded the deferral of the asset retirement costs in rate base as a component of utility plant when incurred as opposed to a regulatory asset and how your accounting complies with ASC 980-410-25-2.

Please contact Robert Babula, Staff Accountant, at (202) 551- 3339 or me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief